

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 0407

February 21, 2007

<u>Via U.S. Mail and Fax (011 44 1293 767994)</u>
Mr. Eric Hutchinson
Chief Financial Officer
Spirent Communications PLC
Spirent House
Crawley Business Quarter
Fleming Way, Crawley
West Sussex RH10 9QL
United Kingdom

   RE: **Spirent Communications PLC**
      Form 20-F for the fiscal year ended December 31, 2005
      Filed June 29, 2006
      File No. 1-15206

Dear Mr. Hutchinson:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           /s/ Kyle Moffatt for

           Larry Spirgel
           Assistant Director